UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

BAJA MINING CORP.
(Name of Issuer)

Common Shares, Without Par Value
(Title of Class of Securities)

05709R103
(CUSIP Number)

with a copy to:
Mr. Jonathan Fiorello	Robert G. Minion, Esq.
Mount Kellett Capital Management LP	Lowenstein Sandler PC
623 Fifth Avenue, 18th Floor	1251 Avenue of the Americas, 17th Floor
New York, NY 10022	New York, NY 10020
(212) 588-6100	(646) 414-6930

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 4, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	05709R103
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Mount Kellett Capital Management LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization: State of Delaware

Number of	7.	Sole Voting Power:	67,421,117*
Shares Beneficially	8.	Shared Voting Power:	0*
Owned by
Each Reporting	9.	Sole Dispositive Power:	67,421,117*
Person With	10.	Shared Dispositive Power:	0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	67,421,117*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11):	19.8%*

14.	Type of Reporting Person (See Instructions): IA

*As of May 8, 2012 (the “Filing Date”), Mount Kellett Master Fund II-A, L.P., a Cayman Islands exempted limited partnership (the “Fund”), holds 67,421,117 common shares, without par value (the “Common Shares”), of Baja Mining Corp., a corporation incorporated under the laws of the Province of British Columbia, Canada (the “Company”). Mount Kellett Capital Management LP (the “Reporting Person”) possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Fund. Based on the Company’s Annual Information Form for the year ending December 31, 2011, dated March 30, 2012, that was filed with the United States Securities and Exchange Commission as an exhibit to the Company’s Annual Report filed on Form 40-F, as of March 30, 2012, there were 339,963,025 issued and outstanding Common Shares. Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), the Reporting Person is deemed to beneficially own 19.8% of the Common Shares issued and outstanding as of the Filing Date. In addition to the Common Shares held by the Fund and deemed beneficially owned by the Reporting Person, (i) a senior executive employed by the Reporting Person (the “Senior Executive Employee”) holds 40,000 Common Shares, (ii) Mr. Thomas Ogryzlo, a director of the Company, holds 100,000 Common Shares and options to acquire up to 1,125,000 Common Shares, (iii) Mr. Wolf Seidler, also a director of the Company, holds 60,000 Common Shares and options to acquire up to 750,000 Common Shares, and (iv) the Robert Mouat Trust (the “Mouat Trust”), indirectly, through Nortrust Nominees Limited A/C GU149 (the “Nortrust Nominee”), a nominee corporation of Northern Trustees Guernsey Corporation (the “Northern Trustee,” and, together with the Mouat Trust and the Nortrust Nominee, the “Nortrust Entities”), holds 11,557,500 Common Shares. Northern Trustee is the trustee of the Mouat Trust. As more fully described in Item 4 of this Schedule 13D, the Reporting Person and the Nortrust Nominee are co-petitioners with respect to a petition filed with the Supreme Court of British Columbia with respect to the Company. The Reporting Person disclaims the existence of a group pursuant to Section 13(d)(3) of the Act with the Senior Executive Employee, Messrs. Ogryzlo and Seidler, the Nortrust Entities, and/or any other person or entity. In addition, pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims the beneficial ownership of any Common Shares, or options exercisable for Common Shares, held by the Senior Executive Employee, Messrs. Ogryzlo and Seidler, the Nortrust Entities, and/or any other person or entity.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following after the fifteenth paragraph thereof:

On May 4, 2012, the Reporting Person, on behalf of the Fund, issued a press release, a copy of which is attached to this Schedule 13D as Exhibit 7.28. The press release, among other things, announced that on May 4, 2012 the Reporting Person filed a petition (the “Supreme Court Petition”) with the Supreme Court of British Columbia (the “BC Supreme Court”) requesting, among other things, (i) the appointment of Ernst & Young Inc. as an independent inspector of the Company and (ii) an order directing the Company not to postpone its Annual General Meeting of Shareholders scheduled for June 21, 2012. Another shareholder of the Company, Nortrust Nominees Limited A/C GU149 (the “Nortrust Nominee”), a nominee corporation of Northern Trustees Guernsey Corporation (the “Northern Trustee”), is also a petitioner with respect to the BC Supreme Court Petition. As more set forth in Item 5 of this Schedule 13D, the Nortrust Nominee holds Common Shares on behalf of the Robert Mouat Trust (the “Mouat Trust,” and, together with the Nortrust Nominee and the Northern Trustee, the “Nortrust Entities”). Northern Trustee is the trustee of the Mouat Trust.

In connection with the filing of the Supreme Court Petition, on May 4, 2012, the Fund, the Nortrust Nominee and the Northern Trustee entered into an agreement (the “Indemnity Agreement”) pursuant to which the Fund agreed to indemnify and hold harmless the Nortrust Nominee and the Northern Trustee with respect to, among other things, legal fees and costs related to the Supreme Court Petition and associated proceedings in the BC Supreme Court. A copy of the Indemnity Agreement is attached to this Schedule 13D as Exhibit 7.29.

On May 7, 2012, the Company announced the appointments of Messrs. Ogryzlo, Seidler, Waisberg and Lehner to the Company’s board of directors.

The descriptions of the press release and the Indemnity Agreement set forth above are qualified in their entirety by reference to the complete copies of the documents that are attached to this Schedule 13D as exhibits pursuant to Item 7 hereof.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

Based on the Company’s Annual Information Form for the year ending December 31, 2011, dated March 30, 2012, that was filed with the United States Securities and Exchange Commission as an exhibit to the Company’s Annual Report filed on Form 40-F, as of March 30, 2012, there were 339,963,025 issued and outstanding Common Shares. As of May 8, 2012 (the “Filing Date”), the Fund holds 67,421,117 Common Shares. The Reporting Person possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Fund. Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), the Reporting Person is deemed to beneficially own 19.8% of the Common Shares issued and outstanding as of the Filing Date.

In addition to the Common Shares held by the Fund and deemed beneficially owned by the Reporting Person, (i) a senior executive employed by the Reporting Person (the “Senior Executive Employee”) holds 40,000 Common Shares, (ii) Mr. Ogryzlo holds 100,000 Common Shares and options to acquire up to 1,125,000 Common Shares, (iii) Mr. Seidler holds 60,000 Common Shares and options to acquire up to 750,000 Common Shares, and (iv) the Mouat Trust, indirectly, through the Nortrust Nominee, holds 11,557,500 Common Shares. The Reporting Person disclaims the existence of a group pursuant to Section 13(d)(3) of the Act with the Senior Executive Employee, Messrs. Ogryzlo and Seidler, the Nortrust Entities, and/or any other person or entity. In addition, pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims the beneficial ownership of any Common Shares, or options exercisable for Common Shares, held by the Senior Executive Employee, Messrs. Ogryzlo and Seidler, the Nortrust Entities, and/or any other person or entity.

There were no transactions in the Common Shares (or securities convertible into, exercisable for or exchangeable for Common Shares) by the Reporting Person or any other person or entity controlled by Reporting Person, or any person or entity for which the Reporting Person possesses voting or investment control, during the period commencing sixty (60) days prior to May 4, 2012, the date of the event which required the filing of this Schedule 13D, and ending on the Filing Date.

Item 7.	Material to be Filed as Exhibits.

7.28 Press Release, dated May 4, 2012, from the Reporting Person, on behalf of the Fund.

7.29 Indemnity Agreement, dated May 4, 2012, by and among the Fund, the Nortrust Nominee and the Northern Trustee.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 8, 2012

MOUNT KELLETT CAPITAL MANAGEMENT LP

By:	Mount Kellett Capital Management GP LLC,
its general partner

By:	/s/ Jonathan Fiorello
Jonathan Fiorello
Chief Operating Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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